                                                                  EXHIBIT (b)(5)

                          CREDIT SUISSE FIRST BOSTON
                             Eleven Madison Avenue
                              New York, NY 10010

                           DLJ CAPITAL FUNDING, INC.
                                277 Park Avenue
                              New York, NY 10172

                           THE CHASE MANHATTAN BANK
                             CHASE SECURITIES INC.
                                270 Park Avenue
                              New York, NY 10017


AMP Incorporated
470 Friendship Road
Mail Stop 176-40
P.O. Box 3608
Harrisburg, PA 17105-3608

Attention: Mr. Robert Ripp

                                                                October 29, 1998


                               AMP Incorporated
                               ----------------
                       Senior Secured Credit Facilities
                       --------------------------------
                               Commitment Letter
                               -----------------

Ladies and Gentlemen:

     AMP Incorporated ("you" or the "Company") has advised Credit Suisse First
                        ---          -------
Boston ("CSFB"), DLJ Capital Funding, Inc. ("DLJC"), The Chase Manhattan Bank
         ----                                ----
("Chase") and Chase Securities Inc. ("CSI" and, together with CSFB, DLJC and
 -------                               ---
Chase, "we" or "us") that you intend to acquire up to 30 million shares of
        --      --
Common Stock, without par value (the "Common Stock"), of the Company pursuant to
                                      ------------
a tender offer (the "Tender Offer").  We understand that the cash price of
                     ------------
Common Stock to be paid in the Tender Offer will be $55.00 per share, and that, in connection with the Tender Offer, the Company or its affiliate AMP Finance Limited (each a "Borrower") may refinance some or all of their or their
                 --------
subsidiaries' outstanding debt. You have further advised us that concurrently with the consummation of the Tender Offer, you will obtain senior secured credit facilities (the "Facilities") described in the Summary of Principal Terms and
                 ----------
Conditions attached hereto as Exhibit A (the "Term Sheet") in an aggregate
                                              ----------
principal amount of

$2,600.0 million (consisting of $1,400.0 million of term facilities and $1,200.0 million of revolving credit facilities) (the Tender Offer, the obtaining of the Facilities and the borrowings thereunder and the other transactions contemplated hereby are collectively referred to herein as the "Transactions"). The
                                                   ------------
approximate sources and uses of the funds necessary to consummate the Transactions are set forth on Annex I to the Term Sheet. You have requested that
(i) we agree to structure, arrange and syndicate the Facilities, (ii) we commit to provide the Facilities and (iii) CSFB serve as administrative agent therefor.

     In connection with the foregoing, (i) CSFB is pleased to advise you of its commitment (the "CSFB Commitment") to provide 33-1/3% of the aggregate principal
                 ---------------
amount of the Facilities, (ii) DLJC is pleased to advise you of its commitment (the "DLJC Commitment") to provide 33-1/3% of the aggregate principal amount of
      ---------------
the Facilities and (iii) Chase is pleased to advise you of its commitment (the "Chase Commitment") to provide 33-1/3% of the aggregate principal amount of the
-----------------
Facilities, in each case upon the terms and subject to the conditions set forth or referred to in this commitment letter (the "Commitment Letter") and in the
                                               -----------------
Term Sheet and in Exhibit B hereto (the "Conditions"). The CSFB Commitment, the
                                         ----------
DLJC Commitment and the Chase Commitment will be allocated pro rata among the Facilities.

     We intend to syndicate the Facilities to a group of financial institutions (together with us, the "Lenders") identified by us in consultation with you, and
                        -------
with your consent (such consent not to be unreasonably withheld). We intend to commence syndication efforts promptly upon the execution of this Commitment Letter. We will manage all aspects of the syndication, including decisions as to the selection of institutions to be approached (subject to consultation with you and your acceptance, such acceptance not to be unreasonably withheld) and when they will be approached, when their commitments will be accepted, which institutions will participate, what titles (if any) they will be awarded, the allocations of the commitments among the Lenders and the amount and distribution of fees among the Lenders. It is agreed that CSFB will act as the sole and exclusive administrative agent, that DLJC will act as the sole and exclusive syndication agent, that Chase will act as documentation agent, that CSFB, DLJC and CSI will act as co-lead arrangers and as the sole and exclusive advisors for the Facilities, and that CSFB, DLJC and CSI will, in such capacities, perform the duties and exercise the authority customarily performed and exercised by them in such roles. It is also agreed that CSFB, in its discretion, may appoint one or more collateral agents for the Facilities (which may include CSFB and its affiliates). You agree that no other agents, advisors, co-agents or arrangers will be appointed, no other titles will be awarded and no compensation (other than that expressly contemplated by the Term Sheet and the Fee Letter referred to below and fees accrued prior to the date hereof in respect of commitments and agreements of CSFB and DLJC superseded by the commitments and agreements hereunder) will be paid in connection with the Facilities unless you and we shall so agree.

     You agree to assist CSFB, DLJC and CSI in completing a syndication satisfactory to us. Such assistance shall include (a) your using your reasonable best efforts to ensure that the syndication efforts benefit materially from your existing lending relationships, (b) direct contact between your senior management and advisors and the proposed Lenders, (c) your assistance in the preparation of a Confidential Information Memorandum and other marketing materials to be used in connection with the syndication and (d) the hosting, with us, of one or more meetings with prospective Lenders.

     You shall have delivered no later than October 29, 1998, to CSFB, DLJC and CSI a completed Confidential Information Memorandum, in form and substance reasonably satisfactory to CSFB, DLJC and CSI that would be suitable in connection with the syndication of the Facilities.

     It is understood and agreed that we shall be entitled, prior to the effectiveness of the Facilities, (i) to change the allocation of commitments between the Tranche A Facility, the Tranche B Facility, the 364-Day Facility and the Five-Year Facility (as such terms are defined in the Term Sheet) and (ii) to add additional tranches in order to facilitate the successful syndication of the Facilities (provided that the aggregate principal amount of the Facilities remains the same).

     CSFB, DLJC, Chase and CSI shall be entitled, after consultation with you, to change the structure, terms or pricing of the Facilities if the syndication has not been completed and if CSFB, DLJC, Chase and CSI determine that such changes are advisable in order to insure a successful syndication of the Facilities; provided, however, that the total amount of the Facilities shall
            --------  -------
remain unchanged. CSFB's, DLJC's and Chase's commitments are subject to the agreements in this paragraph.

     You further agree to prepare and provide promptly to us all information with respect to each Borrower and the Transactions and the other transactions contemplated hereby, including all financial information and projections (the "Projections"), as we may reasonably request in connection with the arrangement
------------
and syndication of the Facilities. You hereby represent and covenant that (a) all written information other than the Projections (the "Information") that has
                                                         -----------
been or will be made available to us by you or any of your representatives in connection with the Transactions is or will be, as of the date thereof, complete and correct in all material respects and does not or will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not misleading in light of the circumstances under which such statements are made and (b) all Projections that have been or will be made available to us by you or any of your representatives in connection with the Transactions have been or will be prepared in good faith based upon what you believe to be reasonable assumptions (it being understood that such Projections are subject to significant uncertainties and contingencies, many of which are beyond the Borrowers' control, and that no assurance can be given that the Projections will be realized). You agree to supplement the Information and the Projections from time to time until the completion of the syndication so that the representation and covenant in the preceding sentence remain correct without regard to when such Information and Projections were made available. You understand that in arranging and syndicating the Facilities, we may use and rely on the Information and the Projections without responsibility for independent verification thereof.

     As consideration for our commitments hereunder and agreements to perform the services described herein, you agree to pay to CSFB, DLJC and Chase the nonrefundable fees set forth in the Term Sheet and in the Senior Secured Credit Facilities Fee Letter dated the date hereof and delivered herewith (the "Fee
                                                                         ---
Letter").
------

     You agree to reimburse CSFB, DLJC, Chase, CSI and their respective affiliates, upon request made from time to time, for their reasonable out-of-pocket fees and expenses incurred in connection with Facilities and the preparation, execution and delivery of any related documentation and the activities thereunder or contemplated thereby, including without limitation due diligence expenses, syndication expenses, consultants' fees and expenses and the reasonable fees and expenses of counsel to CSFB, DLJC, Chase, CSI and their respective affiliates, whether incurred before or after the execution of this letter.

     You hereby agree to indemnify and hold harmless CSFB, DLJC, Chase, CSI and their respective affiliates and their respective officers, directors, employees, agents, advisors and controlling persons (each, an "Indemnified Person") from
                                                    ------------------
and against any and all losses, claims, damages, liabilities and expenses, joint or several, to which any such Indemnified Person may become subject arising out of or in connection with this Commitment Letter, the Facilities, the use of the proceeds thereof, the Transactions or any related transaction or any claim, litigation, investigation or proceeding relating to any of the foregoing, regardless of whether any Indemnified Person is a party thereto, and to reimburse each such Indemnified Person for any reasonable legal or other expenses as they are incurred in connection with investigating or defending any of the foregoing; provided, however, that the foregoing indemnification will
                  --------  -------
not, as to any Indemnified Person, apply to losses, claims, damages, liabilities or expenses to the extent that they are finally judicially determined by a court of competent jurisdiction not subject to further appeal to have resulted from the gross negligence or willful misconduct of such Indemnified Person. No Indemnified Person shall be liable for any indirect or consequential damages in connection with its obligations hereunder or its activities related to the Facilities.

     This Commitment Letter is delivered to you on the understanding that neither this Commitment Letter nor any other agreement between us related to this Commitment Letter or the Transactions, including the Term Sheet, the Conditions and the Fee Letter, nor any of their terms or substance shall be disclosed, directly or indirectly, to any other person except (a) to your officers, employees, agents and legal advisors who are directly involved in the consideration of this matter (and then only on a confidential basis) or (b) as may be required by law or compulsory legal process (in which case you agree to inform us promptly thereof prior to any such disclosure); provided, however,
                                                          --------  -------
that after your acceptance of this Commitment Letter and the Fee Letter, you may disclose the material terms of this Commitment Letter, the Term Sheet and the Conditions and the Fee Letter (i) in any filing or disclosure required in connection with the Transactions under federal securities laws or (ii) in any other manner otherwise required by applicable law (in each of clauses (i) and (ii) above, you agree to inform us promptly thereof prior to any such disclosure).

     The reimbursement, indemnification and confidentiality provisions contained herein and in the Fee

Letter shall remain in full force and effect regardless of whether definitive financing documentation shall be executed and delivered and notwithstanding the termination of this Commitment Letter or CSFB's, DLJC's or Chase's commitment hereunder.

     If the foregoing correctly sets forth our agreement, please indicate your acceptance of the terms hereof and of the Term Sheet, the Conditions and the Fee Letter by returning to us executed counterparts hereof and of the Fee Letter, not later than 5:00 p.m., New York City time, on October 29, 1998, failing which the commitments and agreements contained herein will expire at such time. If the initial borrowing in respect of the Facilities does not occur on or before December 18, 1998, then this Commitment Letter and the commitments and undertakings of CSFB, DLJC, Chase or CSI hereunder shall automatically terminate unless each of CSFB, DLJC, Chase or CSI shall, in their discretion, agree to an extension.

     This Commitment Letter is intended to be solely for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto. This Commitment Letter and CSFB's, DLJC's and Chase's commitments hereunder shall not be assignable by you without the prior written consent of CSFB, DLJC and Chase (and any purported assignment without such consent shall be null and void). CSFB's commitment hereunder may be assigned by CSFB to any of its affiliates or any Lender, and DLJC's commitment hereunder may be assigned by DLJC to any of its affiliates or any Lender, and Chase's commitment hereunder may be assigned by Chase to any of its affiliates or any Lender. Any such assignment to an affiliate shall not relieve CSFB, DLJC or Chase, as the case may be, from any of its obligations hereunder unless and until the Facilities shall have been funded on the Closing Date (as defined in the Term Sheet). Except as provided in the immediately preceding sentence, any assignment to a Lender shall be by novation and shall release CSFB, DLJC or Chase, as the case may be, from its commitment hereunder pro tanto. This agreement contains the entire agreement between the
          --- -----
parties relating to the subject matter hereof and supersedes all oral statements and prior writings with respect thereto. This Commitment Letter may not be amended or waived except by an instrument in writing signed by you, CSFB, DLJC, Chase and CSI. This Commitment Letter may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed an original and all of which together shall constitute one and the same instrument. Delivery of an executed counterpart of a signature page of this Commitment Letter by facsimile transmission shall be as effective as delivery of a manually executed counterpart hereof. This

Commitment Letter shall be governed by, and construed in accordance with, the internal laws of the State of New York.

     We are pleased to have been given the opportunity to assist you in connection with this important financing.


                              Very truly yours,

                              CREDIT SUISSE FIRST BOSTON,


                              By: _________________________
                                  Name:
                                  Title:


                              By: _________________________
                                  Name:
                                  Title:


                              DLJ CAPITAL FUNDING, INC.,


                              By: _________________________
                                  Name:
                                  Title:


                              THE CHASE MANHATTAN BANK,


                              By: _________________________
                                  Name:
                                  Title:


                              CHASE SECURITIES INC.,


                              By: _________________________
                                  Name:
                                  Title:

Accepted and agreed to as of
the date first written above,

AMP INCORPORATED,


By: _________________________
    Name:
    Title:

CONFIDENTIAL                                                           EXHIBIT A
October 29, 1998


                               AMP Incorporated
                               ----------------
                       Senior Secured Credit Facilities
                       --------------------------------
                   Summary of Principal Terms and Conditions
                   -----------------------------------------


Borrowers:               AMP Incorporated (the "Company") and, in respect of the
---------
                         Revolving Facilities only, AMP Finance Limited (each a

                         "Borrower").
                          --------

Tender Offer:            The Company will acquire up to 30 million shares of its
------------
                         Common Stock without par value (the "Common Stock"),
                                                              ------------
                         pursuant to a tender offer (the "Tender Offer").  We
                                                          ------------
                         understand that the cash price of Common Stock to be
                         paid in the Tender Offer will be $55.00 per share, and
                         that, in connection with the Tender Offer, The
                         Borrowers may refinance some or all of their or their
                         subsidiaries' outstanding debt. In connection with the
                         Tender Offer the Borrowers will obtain the Facilities
                         described below (the Tender Offer, the obtaining of the
                         Facilities and the borrowings thereunder and the other
                         transactions contemplated hereby being collectively
                         referred to herein as the "Transactions").
                                                    ------------

Sources and Uses:        The approximate sources and uses of funds necessary to
----------------
                         consummate the Transactions are set forth on Annex I attached hereto.

Facilities:              (A)  Two Senior Secured Term Loan Facilities in an
----------
                              aggregate principal amount of up to $1,400.0

                              million (the "Term Loan Facilities"), such
                                            --------------------
                              aggregate principal amount to be allocated between
                              (a) a Tranche A Term Loan Facility in an aggregate principal amount of up to $1,000.0 million (the "Tranche A Facility") and (b) a Tranche B Term
                               ------------------
                              Loan Facility in an aggregate principal amount of $400.0 million (the "Tranche B Facility").
                                                   ------------------

                         (B) Two Senior Secured Revolving Credit Facilities (the "Revolving
                                    ---------

                              Facilities" and, together with the Term Loan
                              ----------
                              Facilities, the "Facilities") in an aggregate
                                               ----------
                              principal amount of $1,200.0 million, such
                              aggregate principal amount to be allocated between
                              (a) a five-year facility (the "Five-Year
                                                             ---------
                              Facility") in an aggregate amount of
                              --------
                              $800.0 million and (b) a 364-day facility (the

                              "364-Day Facility") in an aggregate amount of
                               ----------------
                              $400.0 million. Up to $200.0 million of the Five-Year Facility will be available in the form of letters of credit.

Agents:                  CSFB will act as the sole and exclusive administrative
------
                         agent (the "Administrative Agent") for (and may appoint
                                     ---------------------
                         a collateral agent for) and DLJC will act as the sole
                         and exclusive syndication agent (the "Syndication
                                                               -----------
                         Agent"), for and Chase will act as documentation
                         ------
                         agent (a "Documentation Agent" and, together with
                                   -------------------
                         the Administrative Agent and the Syndication Agent,
                         the "Agents") for a syndicate of financial institutions
                              ------
                         identified in consultation with and with the consent of
                         the Company (such consent not to be unreasonably
                         withheld) (the "Lenders"), and each will perform the
                                         -------
                         duties customarily associated with such role.

Arrangers:               CSFB, DLJC and CSI will act as sole advisors and co-
---------
                         lead arrangers for the Facilities (the "Co-Lead
                                                                 -------
                         Arrangers") and will perform the duties customarily
                         ----------
                         associated with such roles.

Purpose:                 (A)  The proceeds of the Term Loan Facilities and a
-------
                              portion of the Revolving Facilities will be used
                              on the date of the initial funding under the
                              Facilities (the "Closing Date"), solely (i) to
                                               ------------
                              finance the Tender Offer, (ii) at the Company's
                              election, to repay certain existing indebtedness and

                              (iii) to pay related fees and expenses.

                         (B) Thereafter, the proceeds of loans under the Revolving Facilities and the letters of credit will be used for general corporate purposes.

Availability:            (A)  The full amount of the Term Loan Facilities must
------------
                              be drawn in a single drawing on the Closing Date.
                              Amounts repaid under the Term Loan Facilities may not be reborrowed. The Term Loan Facilities will not be available to AMP Finance Limited.

                         (B) Loans under the Revolving Facilities will be available at any time prior to the final maturities of the Revolving Facilities. Amounts repaid under the Revolving Facilities may be reborrowed prior to the final maturity provided applicable borrowing conditions are met. Letters of credit will be available at any time before the fifth business day prior to the final maturity of the Five-Year Facility.

                              The availability of the Revolving Facilities will be reduced to the extent that certain specified indebtedness of the Borrowers or their subsidiaries, the maximum amount of which shall be agreed upon in the final documentation, remains committed or is incurred.

Final Maturity           (A)  Loans made under the Tranche A
--------------
and Amortization:             Facility will mature on the fifth anniversary of
----------------
                              the Closing Date.

                         (B) Loans made under the Tranche B Facility will mature on the seventh anniversary of the Closing Date.

                         (C) The amortization schedules of the Tranche A Facility and the Tranche B Facility are set forth on Annex IV hereto.

                         (D) The Five-Year Facility will mature on the fifth anniversary of the Closing Date. Unless extended as described below, Lenders' commitments under the 364-Day Facility will terminate on the 364th day (the "Termination Date") following the Closing
                                    -----------------
                              Date.

                              At the request of the Borrowers made at least 45 days prior to the then-scheduled Termination Date, the Termination Date may be extended for an additional 364 days; provided, however, that, in
                                                   --------  -------
                              each case no such extension results in a maturity date therefor later than the maturity date of the Five-Year Facility. Each Lender under the 364-Day Facility shall have the option to participate in such extension and shall notify the Borrowers of its election not less than 29 days prior to the then-scheduled Termination Date. If a Lender under the 364-Day Facility elects to participate in such extension, the commitment of such Lender under the 364-Day Facility shall be extended to the date that is 364 days following the then-scheduled Termination Date. If a Lender under the 364-Day Facility elects not to participate in such extension, such Lender's commitment under the 364-Day Facility shall not be extended and shall expire on the then-scheduled Termination Date and the outstanding loans made by such Lender shall convert to bullet term loans maturing on the fifth anniversary of the Closing Date with terms to be mutually agreed upon in the final documentation, or with an amortization schedule to be mutually agreed upon in the final documentation, provided
                                                                      --------
                              that, in each case no such conversion results in a maturity date therefor later than the maturity date of the Five-Year Facility.

Guarantees:              All obligations of the Borrowers under the Facilities
----------
                         will be unconditionally guaranteed by each existing and each subsequently acquired or organized domestic subsidiary of the Company as fully as is permitted by applicable law. All obligations of AMP Finance Limited under the Revolving Facilities will be unconditionally guaranteed by the Company.

Security:                The Facilities and the related subsidiary guarantees
--------
                         will be secured as fully as is permitted by applicable
                         law by substantially all the assets of the Company and
                         each existing and each subsequently acquired or
                         organized domestic subsidiary of the Company
                         (collectively, the "Collateral"), including but not
                                             ----------
                         limited to (a) a first priority pledge of (i) all the capital stock of each existing and each subsequently acquired or organized subsidiary of the Company (which pledge, in the case of any foreign subsidiary, shall be limited to the percentage of the capital stock of such foreign subsidiary that is necessary to avoid adverse tax consequences to the Company) and (ii) the promissory note issued in connection with the Flexitrust and (b) perfected first priority security interests in, and mortgages on, substantially all tangible and intangible assets of the Company and each existing and each subsequently acquired or organized domestic subsidiary of the Company (including but not limited to accounts receivable, inventory, general intangibles, intellectual property, real property, equipment, cash and proceeds of the foregoing). By mutual agreement items may be excluded from the Collateral where the expense is not reasonably justified by the benefit to the Lenders. In addition, the Facilities and the related subsidiary guarantees will be supported by negative pledges on the assets of each existing and each subsequently acquired foreign subsidiary of the Company, including but not limited to AMP Finance
                         Limited, subject to certain exceptions to be agreed upon.

                         All the above-described pledges, security interests and mortgages shall be created on terms, and pursuant to documentation, reasonably satisfactory to the Company and the Lenders, and, subject to limited exceptions to be agreed upon, none of the Collateral shall be subject to any other pledges, security interests or mortgages (except that security interests in Collateral will be shared equally and ratably with the lenders under certain existing indebtedness of the Company and its domestic subsidiaries to the extent required by the terms of such facilities).

                         Collateral (other than Collateral referred to in clause
                         (a) of the next preceding paragraph) shall be released from the liens and security interests under the security documents if and only if (a) Moody's Investors

                         Service ("Moody's") and Standard & Poor's Corporation
                                   -------
                         ("S&P") assign ratings of Baa1 and BBB+, respectively,
                                                    ---
                         or better, to the Company's long term unsecured senior
                         indebtedness ("Designated Indebtedness") for a period
                                        ---------- ------------
                         of 30 consecutive days and (b) at the end of such 30
                         day period, no Default or Event of Default has occurred and is continuing. Any such release shall not require the consent of any Lender and shall be at the Borrowers' expense.

Interest Rates           As set forth in Annex II hereto.
--------------
and Fees:
--------

Mandatory Prepayment:    Loans under the Term Loan Facilities shall be prepaid
--------------------
                         with (a) a percentage of the net cash proceeds of all non-ordinary-course asset sales or other dispositions of property by the Company and its subsidiaries
                         (including insurance and condemnation proceeds), subject to exceptions to be agreed upon, (b) a percentage of the net cash proceeds of issuances of debt obligations of the Company and its subsidiaries, subject to exceptions to be agreed upon, and (c) 100% of the net cash proceeds of issuances of equity securities of the Company and its subsidiaries, subject to exceptions to be agreed upon.

                         The above-described mandatory prepayments shall be allocated between the Term Loan Facilities pro rata, subject to the provisions set forth below under the caption "Special Application Provisions". Within each Term Loan Facility, mandatory prepayments shall be applied pro rata to reduce the remaining amortization payments under such Facility.

Special Application      Holders of loans under the Tranche B Facility may, so
-------------------
Provisions:              long as loans are outstanding under the Tranche A
-----------
                         Facility, decline to accept any mandatory prepayment described above and, under such circumstances, all amounts that would otherwise be used to prepay loans under the Tranche B Facility shall be used to prepay loans under the Tranche A Facility.

Voluntary                Voluntary prepayments will be permitted in whole or in
---------
Prepayments:             part, at the option of the Borrowers, in minimum
-----------
                         principal amounts to be agreed upon, without premium or penalty, subject to reimbursement of the Lenders' redeployment costs in the case of prepayment of Adjusted LIBOR borrowings other than on the last day of the relevant Interest Period. All voluntary prepayments of the Term Loan Facilities will be applied pro rata to the remaining amortization payments under the Term Loan Facilities.

Representations and         Customary for facilities and transactions of this
-------------------
Warranties:                 type, including but not limited to:  accuracy of
----------
                            financial statements; no material adverse change;
                            absence of material litigation; no violation of agreements or instruments; compliance with
                            Regulations T, U and X of the Board of Governors of the Federal Reserve System of the United States;
                            compliance with laws (including employee benefits and environmental laws); payment of taxes; ownership of properties; solvency; effectiveness of regulatory approvals; labor matters; environmental matters;
                            accuracy of information; validity, priority and perfection of security interests in the Collateral;
                            and Year 2000 matters.

Conditions Precedent        Customary for facilities and transactions of this
---------------------
to Initial Borrowing:       type, including but not limited to the satisfaction
--------------------
                            or waiver of the conditions set forth on Exhibit B hereto.

Affirmative                 Customary for facilities and transactions of this
-----------
Covenants:                  type, including but not limited to:  use of
---------
                            proceeds; maintenance of corporate existence and rights; compliance with laws; performance of obligations; maintenance of properties in good repair; maintenance of appropriate and adequate insurance; inspection of books and properties;
                            payment of taxes and other liabilities; notice of defaults, litigation and other adverse action;
                            delivery of financial statements, financial projections and compliance certificates; and further assurances.

Negative Covenants:         Customary for facilities and transactions of this
------------------
                            type, including, but not limited to: limitations on indebtedness; limitations on loans, investments and joint ventures; limitations on dividends on, and redemptions and repurchases of, capital stock;
                            limitations on mergers, acquisitions and asset sales
                            (with such carve-outs as may be agreed upon);
                            limitations on liens and sale-leaseback
                            transactions; limitations on transactions with affiliates; limitations on changes in business conducted; limitations on amendment of indebtedness and other material documents; and limitations on prepayments, redemptions and repurchases of subordinated debt and senior debt.

                            Limitation on Restricted Payments: to the extent that: (a) Moody's and S&P assign ratings of Baa3 and BBB-, respectively, or better, to the Designated Indebtedness, the Borrowers shall not be subject to a restricted payments test; (b) Moody's assigns a rating of Ba1 or S&P assigns a rating of BB+ to the
                                          --
                            Designated Indebtedness, the Borrowers shall be subject to the restricted payments test described in the following paragraph and a free cash flow test; and (c) notwithstanding clause (b) above, Moody's assigns a rating of Ba2 or lower or S&P assigns a
                                                             --
                            rating of BB or lower to the Designated
                            Indebtedness, the Borrowers shall not be permitted to make any Restricted Payments (to be defined).

                            The Borrowers shall not, and shall not permit any subsidiary, directly or indirectly, to make a Restricted Payment if at the time such Borrower or such subsidiary makes such Restricted Payment (a) a Default shall have occurred and be continuing (or would result therefrom);

                            (b) after giving effect to such Restricted Payment such Borrower is not in compliance (on a pro forma basis) with any of the covenants or (c) the aggregate amount of such Restricted Payments exceeds $250.0 million (the "Basket"). The Basket shall be
                                                 ------
                            increased by (i) 50% of the Consolidated Net Income (to be defined) accrued during the period (treated as one accounting period) from the beginning of the fiscal quarter immediately following the fiscal quarter in which the initial funding of the Facilities occurs (the "Closing Date") to the end of
                                                    ------------
                            the most recent fiscal quarter ending at least 45 days prior to the date of a particular Restricted Payment and (ii) 100% of any new cash proceeds of the sale of equity securities (other than certain disqualified stock). If such Consolidated Net Income shall be a deficit, the Basket shall be decreased by 100% of such deficit.

                            The Borrowers shall not own or acquire any margin stock (except for the Common Stock) of any other entity, unless at such time, (i) such margin stock is pledged to the Lenders (the "Margin Stock
                                                            ------------
                            Pledge") and (ii) the Borrower delivers evidence
                            ------
                            satisfactory to the Agents, in their sole discretion, that the Margin Stock Pledge complies with Regulations T, U and X of the Board of Governors of the Federal Reserve System of the United States.

Selected Financial          Usual for facilities and transactions of this type
------------------
Covenants:                  and others to be agreed upon, including:  (a)
---------
                            maximum ratio of Total Debt to EBITDA, (b) minimum ratio of EBITDA to Interest Expense, and (c) minimum net worth. Such covenants will be tested quarterly and calculated on a trailing four quarter basis as outlined in Annex III hereto.

Events of Default:          Customary for facilities and transactions of this
-----------------
                            type, subject to applicable grace periods, including but not limited to: nonpayment of principal, interest fees or other amounts when due; violation of covenants; failure of any representation or warranty to be true in all material respects when made or deemed made; cross default and cross acceleration; Change of Control; bankruptcy events;
                            material judgments; ERISA; and actual or asserted invalidity of the guarantees or security documents.

                            In the event that a Change of Control occurs within the first twelve months following the Closing Date, the Lenders will have the right to require the Borrower to prepay the Tranche B Facility at a purchase price equal to 101% of the principal amount thereof.

Cost and Yield              Customary for facilities and transactions of this
--------------
Protection:                 type.
----------

Assignments and             The Lenders will be permitted to assign loans and
---------------
Participations:             commitments to other Lenders (or their affiliates)
--------------
                            without restriction, or to other financial institutions with the consent of the Administrative
                            Agent and the Company, in each case not to be unreasonably withheld. The Administrative Agent will receive a customary processing and recordation fee, payable by the assignor and/or the assignee, with each assignment. Assignments will be by novation.

                            The Lenders will be permitted to participate loans and commitments to other financial institutions without restriction. Voting rights of participants shall be limited to matters in respect of (a) reductions of principal, interest or fees, (b) extensions of scheduled principal payment dates and (c) certain releases of guarantees or Collateral.

Expenses and                In addition to those reasonable out-of-pocket
------------
Indemnification:            expenses reimbursable under the Commitment Letter,
---------------
                            all reasonable out-of-pocket expenses of the Lenders for enforcement costs and documentary taxes associated with the Facilities are to be paid by the Borrowers.

                            The Borrowers will indemnify the Co-Lead Arrangers, the Agents, the Lenders and their respective officers, directors, employees, affiliates, agents and controlling persons and hold them harmless from and against all liabilities, costs and expenses (including reasonable fees, disbursements and other charges of counsel) arising out of or relating to any claim or any litigation or other proceedings (regardless of whether any such indemnified person is a party thereto) that relate to the Transactions, the Facilities or any transactions connected therewith; provided, however, that no indemnified
                                       --------  -------
                            person will be indemnified for any cost, expense or liability to the extent determined by a court of competent jurisdiction in a final and nonappealable judgment to have resulted from its gross negligence or willful misconduct.

Governing Law               New York.
-------------
and Forum:
---------

                                                                         ANNEX I


                           Sources and Uses of Funds
                           (in millions of dollars)
                         (all figures are approximate)

-----------------------------------------------------------------------------
Sources of Funds                             Use of Funds
----------------                             ------------
-----------------------------------------------------------------------------
Senior Credit                                Tender Offer      $1,650.0
Facilities/1/

     Term Loan Facilities      $1,400.0

     Revolving Facilities      $  332.3      Transaction           82.3/2/
                                             Expenses

-----------------------------------------------------------------------------

                               --------                        --------
-----------------------------------------------------------------------------
Total Sources                  $1,732.3      Total Uses        $1,732.3
-------------                  ========      ----------        ========
-----------------------------------------------------------------------------

________________________

/1/ Represents expected amount drawn at the Closing Date, comprised of $1,000.0 million under the Tranche A Facility, $400.0 million under the Tranche B Facility and $332.3 million under the Five-Year Facility.

/2/ Includes financing fees, fees associated with the Tender Offer, legal fees and other expenses.

                                                                        ANNEX II
                                                                        --------

Interest Rates:    The interest rates under the Facilities will be, at the
--------------
                   Borrowers' option, as follows:

                      Revolving Facilities and Tranche A Facility
                      -------------------------------------------

                      Adjusted LIBOR plus 200 basis points or Base Rate plus 100 basis points, subject to adjustment as set forth below under the caption "Change in Commitment Fees and Interest Rates".

                      Tranche B Facility
                      ------------------

                      Adjusted LIBOR plus 275 basis points or Base Rate plus 175 points, subject to adjustment as set forth below under the caption "Change in Commitment Fees and Interest Rates".

                      All Facilities
                      --------------

                      The Borrowers may elect interest periods of 1, 2, 3 or 6 months for Adjusted LIBOR borrowings.

                      Calculation of interest shall be on the basis of actual days elapsed in a year of 360 days (or 365 or 366 days, as the case may be, in the case of Base Rate loans based on the Prime Rate) and interest shall be payable at the end of each interest period and, in any event, at least every 3 months.

                      The Base Rate is the highest of CSFB's Prime Rate and the Federal Funds Effective Rate (to be defined) plus 1/2 of 1%.

                      Adjusted LIBOR will at all times include statutory reserves.

Default Rate:      The applicable interest rate plus 2% per annum.
------------

Commitment Fees:   0.25% per annum of the undrawn portion of the commitments in
---------------
                   respect of the 364-Day Facility and 0.50% per annum of the undrawn portion of the commitments in respect of the Five-Year Facility and the Term Loan
                   Facilities (subject to adjustment as set forth below under the caption "Change in Commitment Fees and Interest Rates"), in each case commencing to accrue upon the execution and delivery of the Credit Agreements and payable quarterly in arrears and upon the termination of any commitment, in each case for the actual number of days elapsed in a 360-day year.

Letter of Credit   The Borrowers shall pay a commission on the face amount of
----------------
Fees:              all outstanding letters of credit at a per annum rate equal
----
                   to the applicable margin over Adjusted LIBOR. Such commission shall be shared ratably among the Lenders participating in the Revolving Credit Facilities and shall be payable quarterly in arrears.

                   A fronting fee in the amount of 0.25% per annum on the face amount of each letter of credit shall be payable quarterly in arrears to the Lender issuing such letter of credit (the "Issuing Bank") for its own account. In addition, customary
                    ------------
                   administrative, issuance, amendment, payment and negotiation charges shall be payable to the applicable Issuing Bank for its own account.


Change in          The Credit Agreements will contain provisions under which
---------
Commitment Fees    commitment fees and interest rates under the Facilities will
---------------
and Interest       be adjusted in increments to be agreed upon based on
------------
Rates:             performance goals or ratings to be agreed upon.
-----

                                                                       ANNEX III

                           Indicative Covenant Levels
                           --------------------------
                (commencing December 31 of the applicable year)
                -----------------------------------------------

I.    Total Debt/EBITDA
      -----------------


1998           1999         2000       2001 and Thereafter
----           ----         ----       -------------------
3.50x          3.00x        2.75x             2.50x


II.   Minimum Ratio of EBITDA/Interest Expense
      ----------------------------------------

1998           1999         2000 and Thereafter
----           ----         -------------------
3.50x          3.75x              4.00x

III.  Minimum Net Worth
      -----------------

      Initially 75% of the net worth of the Company at the Closing Date, after giving effect to the Transactions. This covenant level shall increase by 25% of Consolidated Net Income on December 31 of each year thereafter (excluding any years during which Consolidated Net Income is negative).

                                                                        ANNEX IV


                             Amortization Schedule
                                 (in millions)


I.   Tranche A Facility

Year 1        Year 2      Year 3      Year 4     Year 5
------        ------      ------      ------     ------
  0           $125.0      $225.0      $275.0     $375.0

II.  Tranche B Facility

Year 1        Year 2      Year 3      Year 4     Year 5     Year 6     Year 7
------        ------      ------      ------     ------     ------     ------
  0            $4.0        $4.0        $4.0       $4.0       $4.0      $380.0

                                                                       EXHIBIT B

          The commitments of Credit Suisse First Boston ("CSFB"), DLJ Capital
                                                     ----
Funding, Inc. ("DLJC") and The Chase Manhattan Bank ("Chase" and, together with
                ----
CSFB and DLJC, the "Agents") pursuant to the Senior Secured Credit Facilities
                    ------
Commitment Letter (the "Letter") shall be subject to the following conditions
                        ------
(capitalized terms used but not defined herein shall, unless otherwise specified, have the meanings assigned to such terms in the Letter):

          (i) after the date of the Letter there shall not have occurred or become known to any of the Agents any event or events, adverse condition or change in or affecting a Borrower that, individually or in the aggregate, could have a Material Adverse Effect;

          (ii) the preparation, execution and delivery of definitive documentation satisfactory to each of the Agents, in connection with (a) the Facilities and (b) the Tender Offer;

          (iii) the Transactions shall have been consummated or shall be consummated simultaneously on the Closing Date, in each case in all material respects in accordance with the terms hereof and the terms of the relevant documentation therefor (and without the waiver of any such terms);

          (iv) the Company shall not have entered into a definitive agreement or an agreement in principle (and the Company shall not have announced an intention to pursue, or seek to pursue, a transaction) with respect to a merger, other business combination or acquisition proposal or disposition of substantial assets (excluding any assets disposed of in the ordinary course of business) which the Agents in their reasonable judgment have determined will adversely affect their ability to successfully syndicate the Facilities upon the terms offered and within the time permitted prior to the termination of the Commitment Letter;

          (v) each of the Agents and the Lenders shall be reasonably satisfied as of the Closing Date with the material terms and conditions of the Flexitrust;

          (vi) after giving effect to the Transactions and the other transactions contemplated by the Letter, each Borrower and its subsidiaries shall have outstanding no indebtedness or preferred stock other than (a) the loans under the Facilities and (b) other indebtedness or preferred stock to be agreed upon;

          (vii) customary closing conditions for transactions similar to the Facilities, as applicable, including without limitation (a) the accuracy of all representations and warranties, (b) the absence of any defaults, prepayment events or creation of liens under debt instruments or other agreements as a result of the Transactions and the other transactions contemplated by the Letter, (c) the absence of any material change in the capital, corporate and organizational structure of each Borrower and its subsidiaries (after giving effect to the Transactions and the establishment of the Flexitrust), (d) first-priority perfected security interests in the Collateral (except as otherwise agreed), (e) compliance with applicable laws and regulations (including employee health and safety, margin regulations and environmental laws), (f) obtaining reasonably satisfactory insurance, (g) evidence of authority, (h) consents of all relevant persons, and (i) the receipt by each of the Agents of reasonably satisfactory legal opinions;

          (viii) each of the Agents, and, if applicable, the Lenders, shall have received a certificate reasonably satisfactory in all respects to each of the Agents and the Lenders, as applicable, from the Chief Financial Officer of each Borrower certifying that, after giving effect to the Transactions, each Borrower will not (a) be insolvent, (b) be rendered insolvent by the indebtedness incurred in connection therewith, (c) be left with unreasonably small capital with which to engage in its business or (d) have incurred debts beyond its ability to pay such debts as they mature;

          (ix) there shall not have occurred after the date of the Letter (a) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in any Applicable Jurisdiction, (b) the declaration of a banking moratorium or any suspension of payments in respect of banks in any Applicable Jurisdiction, (c) the commencement of a war, armed hostilities or other international or national calamity or emergency, directly or indirectly involving the United States, (d) any limitations (whether or not mandatory) imposed by any governmental authority on the nature or extension of credit or further extension of credit by banks or other lending institutions, (e) in the case of the foregoing clauses (c) and (d), a material escalation or worsening thereof, or (f) any other material adverse change in banking or capital market conditions that (A) has had or reasonably could be expected to have a material adverse effect on, or has materially impaired, the syndication of bank credit facilities, and (B) that any of the Agents shall determine makes it impracticable to complete the syndication of the Facilities prior to the termination of the marketing period with respect thereto;

          (x) each of the Agents' satisfaction that, immediately prior to and during the marketing period for the Facilities, there shall be no competing issues of debt securities or commercial bank facilities (other than the Facilities) of a Borrower or any of its affiliates;

          (xi) after the date of the Letter, no information becomes known to any Agent that any of the Agents in good faith believes is inconsistent in a material and adverse manner with (a) any information or other matter disclosed prior to the date of the Letter or (b) any information or other matter obtained by the Agents during their due diligence investigation;

          (xii) there shall have not occurred after the date of the Letter any Change of Control;

          (xiii) the Company shall have received investment grade ratings on its long term secured senior indebtedness from both Standard & Poor's Corporation & Moody's Investors Service;

          (xiv) the Company's EBITDA (excluding restructuring and one-time charges due to the Borrower's profit improvement plan and expenses incurred in connection with the Transactions, the Flexitrust and the Allied Signal tender offer) during the fiscal quarter ending September 30, 1998 shall have been at least $205.0 million; and

          (xv)   payment of fees and expenses.

          A "Material Adverse Effect" shall mean the result of one or more events, changes or effects which, individually or in the aggregate, could reasonably be expected to have a material adverse effect on (i) the business, results of operations, property, condition (financial or otherwise) or prospects of the Company and its subsidiaries, taken as a whole, or (ii) the validity or enforceability of any of the documents entered into in connection with the Transactions or the other transactions contemplated by the Letter or the rights, remedies and benefits available to the parties thereunder.

          "Applicable Jurisdiction" means the United States and New York State.